UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-50307

NOTIFICATION OF LATE FILING

(Check One) [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q  [  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:	September 29, 2007
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FormFactor, Inc.
Full Name of Registrant

Former Name if Applicable

7005 Southfront Road
Address of Principal Executive Office (Street and number)

Livermore, CA 94551
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.  (Attach Extra Sheets if Needed)

The registrant was unable, on or before November 8, 2007, to file its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007, without unreasonable effort or expense, due to the ongoing review of the registrant’s historical practices in respect of inventory valuation and the restatement of financial statements for the fiscal year ended December 30, 2006, for each of the fiscal quarters for that year, and for the fiscal quarters ended March 31 and June 30, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald C. Foster	925	290-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify report(s).  [X] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant hereby incorporates by reference the press release furnished as an exhibit to the Company’s Form 8-K furnished on November 9, 2007 announcing the Company’s preliminary financial results for the third quarter of fiscal year 2007 and the anticipated effect of the restatement of financial statements announced in such press release.

FormFactor, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007	By:	/s/ Ronald C. Foster
Ronald C. Foster
Chief Financial Officer